U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Minnesota Mining and Manufacturing Company
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   (Last)               (First)                 (Middle)

   3M Center
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                                    (Street)

   St. Paul,            Minnesota               55114
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   10/2/00
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3. IRS or Social Security Number of Reporting Person (Voluntary)

   41-0417775
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4. Issuer Name and Ticker or Trading Symbol

   Robinson Nugent, Inc.                                (Symbol NASDAQ:  RNIC)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      (See attached)
      --------------

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6. If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More Than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option (right to buy)    *          *               Common Shares          1,815,301     $19.00         D
====================================================================================================================================

Explanation of Responses:

* This Initial Statement of Beneficial Ownership on Form 3 is being filed by Minnesota Mining and Manufacturing Company ("3M"). 3M, Barbados Acquisition, Inc., a wholly owned subsidiary of 3M ("Merger Sub"), and Robinson Nugent, Inc. ("Robinson Nugent"), entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of October 2, 2000, providing for, among other things, the merger of Merger Sub with and into Robinson Nugent (the "Merger"). Simultaneously with the execution and delivery of the Merger Agreement, 3M entered into a Voting and Stock Option Agreement dated as of October 2, 2000 (the "Voting and Stock Option Agreement") with certain shareholders of Robinson Nugent (the "Robinson Nugent Shareholders") with respect to their Robinson Nugent Common Shares as follows: (i) Samuel C. Robinson - 1,115,360 Robinson Nugent Common Shares, (ii) James W. Robinson - 280,741 Robinson Nugent Common Shares and options to purchase 34,000 Robinson Nugent Common Shares, (iii) Patrick C. Duffy - 37,099 shares of Robinson Nugent Common Shares and options to purchase 88,000 Robinson Nugent Common Shares, and (iv) Larry W. Burke - 162,451 Robinson Nugent Common Shares and options to purchase 97,650 Robinson Nugent Common Shares. Under the Voting and Stock Option Agreement, each Robinson Nugent Shareholder has agreed to vote, or cause any holder of record of his Robinson Nugent Common Shares to vote, his Robinson Nugent Common Shares (including any Robinson Nugent Common Shares which such Robinson Nugent Shareholder may acquire after October 2, 2000) (the "Shares") and has granted 3M an irrevocable proxy to vote his Shares in favor of the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement). Pursuant to the Voting and Stock Option Agreement, each Robinson Nugent Shareholder has also granted to 3M an irrevocable option (the "Option") to purchase his Shares at a price of $19 per share. 3M may exercise the Option in whole at any time prior to the earlier of (i) the effective time of the merger and (ii) fifteen business days after the date of termination of the Merger Agreement. The Robinson Nugent Common Shares held by the Robinson Nugent Shareholders represent 30.7% of the outstanding Robinson Nugent Common Shares on a fully diluted basis as of October 2, 2000, as represented by Robinson Nugent in the Merger Agreement.

     The foregoing summary of the Voting Agreement and Stock Option is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Schedule 13D filed with respect to 3M on the date hereof.




           /s/ Gregg M. Larson                                  10/12/00
   ------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


   Gregg M. Larson, Assistant Secretary
   ---------------
   on behalf of Minnesota Mining and Manufacturing Company



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.


                                                           SEC 1473 (10-99)